

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Chin Chee Seong
Chief Executive Officer
SEATech Ventures Corp.
11-05 & 11-06, Tower A, Avenue 3 Vertical Business Suite
Jalan Kerinchi, Bangsar South, 59200
Kuala Lumpur, Malaysia

> **Re: SEATech Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 333-230479**

Dear Chin Chee Seong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services